EXHIBIT 99.1

SKF included in the Dow Jones' Sustainability Group Indexes and the FTSE4Good Index Series

GOTEBORG, Sweden, Sept. 19, 2005 (PRIMEZONE) -- SKF included in the Dow Jones' Sustainability Group Indexes and the FTSE4Good Index Series

For the sixth year in succession, SKF has been selected to be a member of Dow Jones' Sustainability World Indexes (DJSI World) and the pan-European sustainability benchmark (DJSI STOXX).

The FTSE Group has also confirmed that SKF has, for the fifth year in succession, been independently assessed according to the FTSE4Good criteria, and has satisfied the requirements to become a constituent of the FTSE4Good Index Series.

The DJSI indexes measure sustainability on a global basis across all market sectors and industry groups, being based on the Dow Jones' Global Index. The DJSI analysis shows that SKF is first in its sector, which is "Industrial Goods and Services".

The purpose of the DJSI indexes is to provide a benchmark for financial products based on the concept of corporate sustainability and to measure the performance of fund managers.

The DJSI World is reviewed annually and represents the top 10 percent of the leading sustainability companies in 58 industry groups in the 24 countries covered by the DJSI.

DJSI STOXX is also reviewed annually and consists of the top 20 percent of the leading sustainability companies of the Dow Jones' STOXX 600 index.

"Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognized corporate responsibility standards. Companies in the FTSE4Good Index Series are doing more to manage their social, ethical and environmental impacts, and are better positioned to capitalize on the benefits of responsible business practice" says the FTSE Group.

Goteborg, September 16, 2005

 Aktiebolaget SKF
 (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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